Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-195697

April 15, 2016

WELLS FARGO & COMPANY

$3,000,000,000 3.00% Notes Due April 22, 2026

Issuer:	Wells Fargo & Company

Title of Securities:	3.00% Notes Due April 22, 2026

Note Type:	Senior unsecured

Trade Date:	April 15, 2016

Settlement Date (T+5):	April 22, 2016

Maturity Date:	April 22, 2026

Aggregate Principal Amount Offered:	$3,000,000,000

Price to Public (Issue Price):	99.657%, plus accrued interest, if any, from April 22, 2016

Underwriting Discount (Gross Spread):	0.45%

All-in Price (Net of Underwriting Discount):	99.207%, plus accrued interest, if any, from April 22, 2016

Net Proceeds:	$2,976,210,000

Interest Rate:	3.00% per annum

Interest Payment Dates:	April 22 and October 22, commencing October 22, 2016, and at maturity

Benchmark:	UST 1.625% due February 15, 2026

Benchmark Yield:	1.74%

Spread to Benchmark:	+130 basis points

Re-Offer Yield:	3.04%

CUSIP:	949746RW3

Listing:	None

Sole Bookrunning Manager:	Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
BMO Capital Markets Corp.
Citigroup Global Markets Inc.
KKR Capital Markets LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
The Huntington Investment Company

Junior Co-Managers:	Apto Partners, LLC
CastleOak Securities, L.P.
Multi-Bank Securities, Inc.
Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing wfscustomerservice@wellsfargo.com.

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